VERSADIAL, INC.
350 MADISON AVENUE, SUITE 4510
NEW YORK, NY 10165

February 11, 2008

Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Versadial, Inc.
Registration Statement on Form SB-2
File No. 333-141365

Ladies and Gentlemen:

Versadial, Inc. hereby requests acceleration of effectiveness of the above registration statement to be effective on or about at 4:30pm, February 11, 2008.

In accordance with the staff’s letter of January 11, 2008, we are sending a separate letter to the Commission regarding our acknowledgment as to the matters set forth in such letter.

Very truly yours,
VERSADIAL, INC.

By:	/s/ Geoffrey Donaldson
Geoffrey Donaldson
Chief Executive Officer